UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                                    FORM 11-K
                             ______________________


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the Fiscal Year Ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        For the Transition Period From to

                         Commission File Number 1-04785

                             ______________________


                  DEL WEBB CORPORATION RETIREMENT SAVINGS PLAN

                            (Full title of the plan)

                             ______________________


                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)

                    6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
               area code, of Issuer's principal executive offices)


                              Dated: June 28, 1996

REQUIRED INFORMATION

         A.       Financial Statements
                  --------------------

                  1. Audited statements of net assets available for plan benefits as of December 31, 1995 and 1994.

                  2.       Audited statements of changes in net assets available
                           for plan benefits for the  years   ended December 31,
                           1995 and 1994.

         B.       Exhibit
                  -------

                  23.      Consent of KPMG Peat Marwick LLP.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1995 and 1994

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report



Benefits Advisory Committee
Del Webb Corporation
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the attached Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   KPMG PEAT MARWICK LLP
Phoenix, Arizona
May 10, 1996

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994

                                                                                 1995                 1994
                                                                           ------------------   ------------------
Assets:
    Investments, at fair value (note 4):
      Del Webb Stock Fund                                               $       1,835,793            1,845,227
      Mutual funds                                                             18,240,143           12,078,462
      Money market funds                                                        6,187,609            4,645,682
      Participant loans                                                           601,900              594,960
                                                                           ------------------   ------------------
              Total investments                                                26,865,445           19,164,331
                                                                           ------------------   ------------------

Receivables:
    Participants' contributions                                                    65,777               79,958
    Employer's contributions                                                       26,290               31,332
                                                                           ------------------   ------------------
              Total assets                                                     26,957,512           19,275,621
                                                                           ------------------   ------------------

              Net assets available for plan benefits                    $      26,957,512           19,275,621
                                                                           ==================   ==================

See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years ended December 31, 1995 and 1994

                                                                                     1995                 1994
                                                                               -----------------    ------------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in fair value of investments
        (note 3)                                                                  $ 3,302,704             (524,280)
      Interest and dividends                                                        1,331,282              936,267
                                                                               -----------------    ------------------
                                                                                    4,633,986              411,987
                                                                               -----------------    ------------------

    Contributions:
      Participants                                                                  3,175,665            2,319,625
      Employer:
        Matching                                                                    1,125,357              844,130
        Discretionary (note 7)                                                        743,904              496,236
                                                                               -----------------    ------------------
              Total additions                                                       9,678,912            4,071,978
                                                                               -----------------    ------------------

Deductions from net assets attributed to:

    Distributions to and withdrawals by participants                                1,959,289            1,356,055
    Administrative and other expenses                                                  37,732               25,656
                                                                               -----------------    ------------------
              Total deductions                                                      1,997,021            1,381,711
                                                                               -----------------    ------------------

              Net increase                                                          7,681,891            2,690,267

Net assets available for plan benefits:
    Beginning of year                                                              19,275,621           16,585,354
                                                                               -----------------    ------------------

    End of year                                                             $      26,957,512           19,275,621
                                                                               =================    ==================

See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994





(1)    Description of Plan

       The following description of the Del Webb Corporation (Company and Sponsor) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan and covers all eligible employees of the Company and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

       Contributions

       Participants may contribute from 2% to 6% of their salary (not to exceed the limits set forth by the Internal Revenue Code, $9,240 in 1995 and
       1994) as required deposits on which the Company will provide a matching contribution ("matching contributions"), which is determined by the Corporation's Board of Directors. During the two years ended December 31, 1995, the matching contribution has been 50%. Participants may also deposit up to 9% of their salaries above their required deposits as a voluntary deposit ("voluntary deposits") for which the Company provides no matching contribution. The Plan also allows the Company to make a "discretionary" contribution to the Del Webb Stock Fund. The allocation of the discretionary contribution excludes any participant eligible for the Company's Deferred Compensation Plan.

       The Plan is subject to the regulations established by the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1995, the Plan had met the minimum funding requirements established by ERISA.

       Participant Accounts

       The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Consequently, each participant's account reflects earnings or losses resulting from their investment decisions.

       Vesting

       Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

       Benefits

       Benefits are payable upon termination of employment, retirement, death, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period.

       Participant Loans

       Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Participant loans are stated at the principal balance of the loans outstanding.

       Investment Funds

       The following is a description of each investment fund as of December 31, 1995:

       o Del Webb Stock Fund - investment in common stock of the Company.

       o Fidelity Puritan Fund - investment in a broadly diversified portfolio of high-yielding securities.

       o Fidelity Magellan Fund - investment in stocks of companies with above-average growth potential.

       o Fidelity Contra Fund - investment in stocks of companies with potential for capital growth.

       o Fidelity Growth & Income Fund - investment in a broadly diversified portfolio of high-yielding securities.

       o Fidelity Intermediate Bond Fund - investment in various types of bonds that offer a return in excess of money market rates.

       o Fidelity Stock Selector Fund - investments in stocks of companies which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

       o Fidelity FID Global Balanced Fund - investments in stocks, bonds and money market instruments issued anywhere in the world.

       o Fidelity U.S. Equity Index Fund - investments in stocks of companies that primarily comprise the S&P 500.

       o Fidelity Retirement Money Market Fund - investment in high-quality short-term money market instruments.

       o Bank of America Money Market Fund - represents an interest bearing fund
         used  to   accumulate   contributions   temporarily,   which  are  then
         transferred to participant specified investments on a monthly basis.

       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.

  (2)  Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

       Investment Valuation

       Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values which represent market. Investments in common stock of the Corporation are valued at the quoted market price. The market valuations are determined by the trustee for the Plan.

       Administrative and Other Expenses

       Other than trustee fees, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

       Securities Transactions

       Purchases and sales of securities are recorded on a trade-date basis.

 (3)   Changes in Fair Market Value of Investments

       Net appreciation (depreciation) in fair market value of investments (including investments bought, sold and held) during the years ended December 31, 1995 and 1994 follows:

                                                                 1995                             1994
                                                    --------------------------------  ------------------------------
                                                      Realized         Unrealized       Realized       Unrealized
                                                     Gain (Loss)          Gain         Gain (Loss)    Gain (Loss)
                                                    --------------    --------------  --------------  -------------
           Del Webb Stock Fund                   $       186,100           86,565         53,468           148,723
                                                    --------------    --------------  --------------  -------------
           Mutual funds:
             Fidelity Puritan Fund                        55,553          487,176         31,730         (260,220)
             Fidelity Magellan Fund                      429,899        1,019,645         78,865         (369,448)
             Fidelity Contra Fund                         10,533           12,106             --                --
             Fidelity Growth & Income Fund                66,092          698,619         29,921         (156,307)
             Fidelity Intermediate Bond Fund              (1,817)          38,500        (15,875)         (44,214)
             Fidelity Stock Selector Fund                 13,251          105,773         11,573          (32,496)
             Fidelity FID Global Balanced Fund             2,430            4,093             --                --
             Fidelity US Equity Index Fund                 5,035           83,151             --                --
                                                    --------------    --------------  --------------  -------------
                                                         580,976        2,449,063        136,214         (862,685)
                                                    --------------    --------------  --------------  -------------
                     Totals                      $       767,076        2,535,628        189,682         (713,962)
                                                    ==============    ==============  ==============  =============
           Net appreciation (depreciation) in
             fair value of investments                  $    3,302,704                        (524,280)
                                                           ==================              =================

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued

(4)      Investments

         The following represents changes in the investments of the plan during 1995 and 1994:

         Year ended December 31, 1995:

                                                                                                      Fidelity       Fidelity
                                      Del Webb          Fidelity       Fidelity       Fidelity        Growth &     Intermediate
                                        Stock            Puritan       Magellan        Contra          Income          Bond
                                        Fund              Fund          Fund            Fund            Fund           Fund
                                      --------          --------       --------       --------        --------     ------------
Additions to net assets
 attributed to:
   Investment income:
     Net appreciation (deprecia-
     tion) in fair value of invest-
     ments                            $ 272,665          542,729       1,449,544         22,639        764,711        36,683
   Interest and dividends                15,919          231,793         402,174         30,508        182,828        41,737
                                    -----------        ---------       ---------        -------      ---------       -------
                                        288,584          774,522       1,851,718         53,147        947,539        78,420
                                    -----------        ---------       ---------        -------      ---------       -------

   Contributions:
     Participants'                      217,076          463,023         814,018         93,483        547,675       199,310
     Employer:
       Matching                          82,519          155,680         298,858         28,284        188,570        68,050
       Discretionary                     53,891           84,947         159,031         12,022        107,260        38,069
                                    -----------        ---------       ---------        -------      ---------       -------

            Total additions             642,070        1,478,172       3,123,625        186,936      1,791,044       383,849

Deductions from net assets
 attributed to:
   Distributions to and with-
     drawals by participants           (214,291)        (205,805)       (875,051)       (26,541)      (179,686)      (44,182)
   Administrative and other
     expenses                                 -           (6,398)         (4,068)          (236)        (3,195)       (2,572)
                                    -----------        ---------       ---------        -------      ---------       -------
            Total deductions           (214,291)        (212,203)       (879,119)       (26,777)      (182,881)      (46,754)
                                    -----------        ---------       ---------        -------      ---------       -------

Interfund transfers, including loan
 issuances and repayments              (437,213)        (536,711)       (435,939)       260,996         17,060       104,194
                                    -----------        ---------       ---------        -------      ---------       -------

            Net increase
               (decrease)                (9,434)         729,258       1,808,567        421,155      1,625,223       441,289

Net assets available for
 plan benefits:
   Beginning of year                  1,845,227        3,578,082       5,098,865             -       2,436,096       481,233
                                    -----------        ---------       ---------        -------      ---------       -------

   End of year                      $ 1,835,793        4,307,340       6,907,432        421,155      4,061,319       922,522
                                    ===========        =========       =========        =======      =========       =======

                                                      Fidelity      Fidelity                  Bank of
                                       Fidelity      Retirement        FID       Fidelity     America
                                         Stock          Money        Global      US Equity     Money
                                       Selector        Market       Balanced       Index       Market     Participant
                                         Fund           Fund          Fund         Fund         Fund         Loans         Totals
                                       --------      ----------     --------     ---------     ------     -----------      ------
Additions to net assets
 attributed to:
   Investment income:
     Net appreciation (deprecia-
     tion) in fair value of invest-
     ments                              119,024             -          6,523       88,186           -            -        3,302,704
   Interest and dividends                93,888        276,632           244       10,660       22,547       22,352       1,331,282
                                        -------      ---------        ------      -------      -------      -------      ----------
                                        212,912        276,632         6,767       98,846       22,547       22,352       4,633,986
                                        -------      ---------        ------      -------      -------      -------      ----------

   Contributions:
     Participants'                      202,532        450,516        38,524       27,346      136,343           -        3,189,846
     Employer:
       Matching                          68,323        171,152         9,680       11,379       47,904           -        1,130,399
       Discretionary                     42,559        238,029         3,827        4,269           -            -          743,904
                                        -------      ---------        ------      -------      -------      -------      ----------

            Total additions             526,326      1,136,329        58,798      141,840      206,794       22,352       9,698,135

Deductions from net assets
 attributed to:
   Distributions to and with-
     drawals by participants            (36,043)      (376,227)       (1,054)        (409)          -            -       (1,959,289)
   Administrative and other
     expenses                              (595)       (18,254)           (1)        (141)      (1,250)      (1,022)        (37,732)
                                        -------      ---------        ------      -------      -------      -------      ----------
            Total deductions            (36,638)      (394,481)       (1,055)        (550)      (1,250)      (1,022)     (1,997,021)
                                        -------      ---------        ------      -------      -------      -------      ----------

Interfund transfers, including loan
 issuances and repayments                12,561        594,535        15,110      419,797           -       (14,390)             -
                                        -------      ---------        ------      -------      -------      -------      ----------

            Net increase
               (decrease)               502,249      1,336,383        72,853      561,087      205,544        6,940       7,701,114

Net assets available for
 plan benefits:
   Beginning of year                    484,186      4,337,291            -            -       308,391      594,960      19,164,331
                                        -------      ---------        ------      -------      -------      -------      ----------

   End of year                          986,435      5,673,674        72,853      561,087      513,935      601,900      26,865,445
                                        =======      =========        ======      =======      =======      =======      ==========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued

         Year ended December 31, 1994:

                                                                                      Fidelity        Fidelity       Fidelity
                                      Del Webb          Fidelity       Fidelity       Growth &      Intermediate       Stock
                                        Stock            Puritan       Magellan        Income           Bond         Selector
                                        Fund              Fund           Fund           Fund            Fund           Fund
                                      --------          --------       --------       --------      ------------     --------
Additions to net assets
 attributed to:
   Investment income:
     Net appreciation (deprecia-
     tion) in fair value of invest-
     ments                            $ 202,192         (228,491)       (290,583)      (126,386)      (60,089)       (20,923)
   Interest and dividends                16,878          281,181         202,372        176,964        45,892         23,721
                                    -----------        ---------       ---------      ---------       -------        -------
                                        219,070           52,690         (88,211)        50,578       (14,197)         2,798
                                    -----------        ---------       ---------      ---------       -------        -------

   Contributions:
     Participants'                      194,158          310,171         721,954        427,666       129,443        138,119
     Employer:
       Matching                          66,498          123,269         242,234        147,449        48,983         48,990
       Discretionary                    496,236               -               -              -             -              -
                                    -----------        ---------       ---------      ---------       -------        -------
            Total additions             975,962          486,130         875,977        625,693       164,229        189,907
                                    -----------        ---------       ---------      ---------       -------        -------

Deductions from net assets
 attributed to:
   Distributions to and with-
     drawals by participants           (112,653)        (238,289)       (565,888)       (84,427)      (26,825)       (37,521)
   Administrative and other
     expenses                              (128)          (3,284)         (2,371)        (1,418)         (890)           (14)
                                    -----------        ---------       ---------      ---------       -------        -------
            Total deductions           (112,781)        (241,573)       (568,259)       (85,845)      (27,715)       (37,535)
                                    -----------        ---------       ---------      ---------       -------        -------

Interfund transfers, net                (91,955)         217,438        (259,035)      (127,271)     (315,689)       (85,471)
                                    -----------        ---------       ---------      ---------       -------        -------

            Net increase
               (decrease)               771,226          461,995          48,683        412,577      (179,175)        66,901

Net assets available for
 plan benefits:
   Beginning of year                  1,074,001        3,116,087       5,050,182      2,023,519       660,408        417,285
                                    -----------        ---------       ---------      ---------       -------        -------

   End of year                      $ 1,845,227        3,578,082       5,098,865      2,436,096       481,233        484,186
                                    ===========        =========       =========      =========       =======        =======

                                    Fidelity        Bank of
                                   Retirement       America
                                      Money          Money
                                     Market         Market        Participant
                                      Fund           Fund            Loans         Totals
                                   ----------       -------       -----------      ------
Additions to net assets
 attributed to:
   Investment income:
     Net appreciation (deprecia-
     tion) in fair value of invest-
     ments                                -             -                -        (524,280)
   Interest and dividends            160,782        10,827           17,650        936,267
                                   ---------       -------          -------     ----------
                                     160,782        10,827           17,650        411,987
                                   ---------       -------          -------     ----------

   Contributions:
     Participants'                   359,929       (41,773)              -       2,239,667
     Employer:
       Matching                      141,895        (6,520)              -         812,798
       Discretionary                      -             -                -         496,236
                                   ---------       -------          -------     ----------
            Total additions          662,606       (37,466)          17,650      3,960,688
                                   ---------       -------          -------     ----------

Deductions from net assets
 attributed to:
   Distributions to and with-
     drawals by participants        (341,056)            -          (21,069)    (1,427,728)
   Administrative and other
     expenses                        (14,130)         (875)          (2,546)       (25,656)
                                   ---------       -------          -------     ----------
            Total deductions        (355,186)         (875)         (23,615)    (1,453,384)
                                   ---------       -------          -------     ----------

Interfund transfers, net             500,469        17,559          143,955             -

            Net increase
               (decrease)            807,889       (20,782)         137,990      2,507,304

Net assets available for
 plan benefits:
   Beginning of year               3,529,402       329,173          456,970     16,657,027
                                   ---------       -------          -------     ----------

   End of year                     4,337,291       308,391          594,960     19,164,331
                                   =========       =======          =======     ==========

(5)    Participant Data

       The number of participants in each investment fund at December 31, 1995 and 1994 was as follows:

                                                                                 1995                 1994
                                                                           ------------------   ------------------
           Del Webb Stock Fund                                                     990                  995
           Fidelity Puritan Fund                                                   502                  413
           Fidelity Magellan Fund                                                  755                  593
           Fidelity Contra Fund                                                    138                   --
           Fidelity Growth & Income Fund                                           513                  364
           Fidelity Intermediate Bond Fund                                         248                  192
           Fidelity Stock Selector Fund                                            241                  159
           FID Global Balanced Fund                                                 64                   --
           Fidelity Retirement Money Market Fund                                   989                  747
           U.S. Equity Index Fund                                                   70                   --

(6)    Federal Income Taxes

       The Plan has received a determination letter from the Internal Revenue Service which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. There have been no amendments to the Plan subsequent to the determination letter that would effect the Plan's tax exempt status, and in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.


(7)    Non Cash Contributions

       During the year ended December 31, 1994, Del Webb as sponsor of the Plan made a non-cash discretionary contribution consisting of shares of Del Webb stock with a market value of $496,236.

                                    Schedule 1

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995


Investments

A comparison of the cost and fair values of investments at December 31, 1995 follows:

       Identity                            Description of                                               Current
      of Issuer                              Investments                             Cost                Value
- -----------------------    ------------------------------------------------    -----------------    -----------------
Del Webb
Corporation                Del Webb Stock Fund, 88,931 shares               $       1,311,982            1,835,793

Fidelity
Investments                Fidelity Puritan Fund, 253,224 units                     3,777,153            4,307,340

Fidelity
Investments                Fidelity Magellan Fund, 80,338 units                     5,533,107            6,907,432

Fidelity
Investments                Fidelity Contra Fund, 11,077 units                         409,049              421,155

Fidelity
Investments                Fidelity Growth & Income Fund, 150,141 units             3,360,962            4,061,319

Fidelity
Investments                Fidelity Intermediate Bond Fund, 88,619 units              911,363              922,522

Fidelity
Investments                Fidelity Stock Selector Fund, 44,454 units                 896,886              986,435

Fidelity
Investments                Fidelity FID Global Balanced Fund, 5,674 units              68,760               72,853

Fidelity
Investments                Fidelity U.S. Equity Index Fund, 24,860 units              477,936              561,087

Fidelity                   Fidelity Retirement Money Market Fund,
Investments                    5,673,674 units                                      5,673,674            5,673,674

Bank of America            Bank of America Institutional Fund, 573,435
                               units                                                  513,935              513,935

                           Participant loans                                          601,900              601,900
                                                                               -----------------    -----------------

                                                                            $      23,536,707           26,865,445
                                                                               =================    =================

See accompanying independent auditors' report.

                                   Schedule 2

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1995

                                                                            Current
                                                                            Value of
                                                                            Asset on
Description         Number of       Purchase      Selling        Cost of   Transaction     Net
 of Asset          Transactions      Price         Price          Asset       Date        Gain
- -----------        ------------     --------      -------        -------   -----------    ----
Del Webb Stock Fund    178        $ 2,437,055    2,719,154     2,533,054    2,719,154    186,100
Fidelity Puritan       194          1,453,032    1,266,503     1,210,950    1,266,503     55,553
Fidelity Magellan      228          2,460,092    2,101,069     1,671,170    2,101,069    429,899
Fidelity Growth &
   Income              185          1,573,571      713,059       646,967      713,059     66,092
Fidelity Retirement
   Money Market        241          3,192,982    1,856,600     1,856,600    1,856,600         -


See accompanying independent auditors' report.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Del Webb Corporation Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            DEL WEBB CORPORATION
                                            RETIREMENT SAVINGS PLAN



                                            By

                                            Name:  Lynn Schuttenberg

                                            Title: Chairman of Benefits Advisory
                                                   Committee


Dated:  June 28, 1996

                                INDEX TO EXHIBITS



                                                           Page in Sequential
                                                           Numbering System in
                                                           Manually Signed
Exhibit                                                    Original on Which
Number       Description                                   Exhibits May Be Found
- ------       -----------                                   ---------------------

 23          Consent of KPMG Peat Marwick LLP